TSX: MMM
For Immediate Release	May 26, 2004

MINCO SIGNS JOINT VENTURE AGREEMENT ON WORLD CLASS FUWAN SILVER DEPOSIT

Minco Mining & Metals Corporation (TSX: MMM) (“MINCO”) is pleased to announce that it has signed a 30-year Joint Venture Agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Silver Property adjacent to MINCO’s Changkeng Gold Joint Venture in Guangdong Province, China (announced May 17, 2004).  MINCO and GGEDC will form the Silver Joint Venture Enterprise (“JV”), with investment of 30 million RMB (approximately C$5 million) through phased contributions in the proportion of 70% MINCO (total 21 million RMB or approximately C$3.5 million) and 30% GGEDC. The core properties under the General Exploration Permit are located in Gaoming Region, Foshan City of Guangdong Province.

The Fuwan Silver and Changkeng Gold deposits were discovered in 1990 when the 757 Exploration Team followed up 15 gold and 13 silver geochemical anomalies identified from previous stream sediment and soil sampling programs. Disseminated gold and silver mineralization occurs in stratabound zones spatially related to a regional slip fault zone lying at the unconformity between Lower Carboniferous limestones and overlying Upper Triassic clastic rocks. The 757 Exploration Team has drilled 22 surface diamond drill holes on and around the Fuwan Silver Property, on an approximate 160 metre x 160 metre grid drill hole pattern, totalling 7,964.86 metres of core. It has been established that disseminated silver-zinc-lead mineralization lies between 100 metres and 300 metres from surface in a number of stratabound zones within the limestones in a broad synclinal structure. The Fuwan Silver Zone lies along the same structural feature below the near-surface Changkeng Gold Zones.

The Chinese have reported that over 99% of the silver minerals occur as silver-antimony-sulphur salts, and preliminary metallurgical testing has established that over 90% silver recovery was obtained through conventional flotation. MINCO will independently confirm this through additional testing.

Mineral resources covering an area which includes the Fuwan Silver Property have been estimated by the 757 Geological Exploration Team from the 22-hole diamond drill program in the range of 17 – 19 million tonnes at a grade range of 250 – 270 grams per tonne silver, with minor associated zinc and lead. This represents an in situ resource estimate in the range of 136 – 164 million ounces of silver.  The resource estimation has been reviewed by an independent panel of Chinese experts and has been verified to adhere to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

An independent technical report on the Fuwan Silver Property will be filed on SEDAR in May 2004 by Lyle Morgenthaler P.Eng (“Qualified Person”) and Ruijin Jiang, MSc., MINCO’s geologist, pursuant to National Instrument 43-101. The independent consultant has not prepared an independent resource estimation. The study concludes that the Chinese resource estimate, which covers an area larger than that of the Fuwan Silver Property, was professionally prepared, without bias and that the Chinese estimate can be regarded as an Inferred Resource within the framework of CIM guidelines. The Chinese resource estimate indicates that the Fuwan silver resource extends into the Changkeng Gold Property where it is stratigraphically below the Changkeng gold resources. However, the quality and quantity of this mineralization are not readily available from within the Chinese resource estimates, and must await results of a new resource estimation to be made on completion of the next delineation diamond drilling program.

The deposit has excellent exploration potential as it is open to the south and along strike to the east.

The Fuwan Silver Property has well established infrastructure and is situated 45km west of Guangzhou, one of the largest cities in China, to which it is linked by a highway. Power and water are readily available in the area.

The joint venture plans to carry out a detailed exploration program on the Fuwan Silver Property in the second half of 2004, with further delineation continuing into 2005. Exploration by the JV will be carried out in the most promising areas adjacent to the Fuwan Silver Property.

Dr Ken Cai, President and CEO of MINCO comments that “the Changkeng Gold and Fuwan Silver JVs are major acquisitions for MINCO, with exceptional potential. We will proceed immediately to conduct more detailed exploration on both properties with a view to determining the feasibility for development of Changkeng Gold, followed by the development of the Fuwan Silver property.”

This agreement is subject to appropriate Chinese government approvals and a finder’s fee of 100,000 common Minco shares will be paid to a third party associated with the acquisition of this property.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.